THIS IS A VOTING INSTRUCTION FORM. You are receiving this voting instruction form because you hold shares in the above Security. You have the right to vote on proposals being presented at the upcoming Extraordinary General Meeting to be held on VOTING INSTRUCTIONS V76891-Z90752 THIS VOTING INSTRUCTION FORM IS VALID ONLY WHEN SIGNED AND DATED. PLEASE USE BLUE OR BLACK INK AND RETURN ONLY THE BOTTOM PORTION. Please check this box if you plan to attend the Meeting and vote these shares in person. The Board recommends you vote FOR the following proposal(s): 1 through 3 For Against Abstain 1. SHARE CONSOLIDATION IT IS HEREBY RESOLVED, as an ordinary resolution, that with effect from August 25, 2025 at 12:01 a.m. Eastern Time: 1a. every ten issued and unissued shares of HK$0.01 each in the share capital of the Company be consolidated into one share of par value of HK$0.10 so that the authorized share capital of the Company shall be changed from HK$7,500,000 divided into 750,000,000 shares of a nominal or par value of HK$0.01 each to an authorized share capital of HK$7,500,000 divided into 75,000,000 shares of a nominal or par value of HK$0.10 each (“Share Consolidation”); and 1b. each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to issue consolidated shares so that each shareholder will be entitled to receive one consolidated share in lieu of the fractional share that would have resulted from the Share Consolidation, cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects. 2. SHARE CAPITAL INCREASE IT IS HEREBY RESOLVED, as an ordinary resolution, that, subject to the Share Consolidation taking effect, the authorized share capital be increased from HK$7,500,000 divided into 75,000,000 shares of a nominal or par value of HK$0.10 each (the “Consolidated Shares”) to an authorized share capital of HK$75,000,000 divided into 750,000,000 Consolidated Shares (“Share Capital Increase”). Yes No HOUSEHOLDING ELECTION - Please indicate if you consent to receive certain future investor communications in a single package per household. CONTINUED ON THE REVERSE SIDE Signature [PLEASE SIGN WITHIN BOX] Date

Exhibit 99.3

V76892-Z90752 3. SHARE CAPITAL ALTERATION IT IS HEREBY RESOLVED, as a special resolution, that subject to the Share Consolidation and Share Capital Increase taking effect: the share capital of the Company be amended by: 3a. re-designating the authorized share capital of the Company from HK$75,000,000 comprising 750,000,000 Consolidated Shares, into (a) 749,098,320 Class A ordinary shares, par value HK$0.10 each (the “Class A Ordinary Shares”) and 901,680 Class B ordinary shares, par value HK$0.10 each (the “Class B Ordinary Shares”), in each case, with the rights, privileges and restrictions as set out in the M&A Amendments (as defined in sub-paragraph (iii) below) (the “Authorised Share Capital Change”); 3b. re-designating the issued and outstanding shares held by the shareholders of the Company as follows: 3ba 842,280 Consolidated Shares held by Exceptional Engineering Limited be redesignated as 842,280 Class B Ordinary Shares and 59,400 Consolidated Shares held by DC & Partners Incorporation Limited be re-designated 59,400 Class B Ordinary Shares; and 3bb each Consolidated Share which was registered in the name of a shareholder (excluding the Consolidated Shares re-designated as Class B Ordinary Shares pursuant to the foregoing paragraph (a)) be re-designated as a Class A Ordinary Share registered in the name of the relevant shareholder (the “Issued Share Capital Change”, together with the Authorised Share Capital Change are referred to as the “Re-designation of Share Capital”); and 3c. amending the Memorandum of Association and Articles of Association of the Company in the manner as set out in Exhibit attached to the Notice of Extraordinary General Meeting (the “M&A Amendments”, together with the Re-designation of Share Capital are referred to as the “Share Capital Alteration”). NOTE: Such other business as may properly come before the meeting or any adjournment thereof. For Against Abstain